                                 Schedule 13D
                                (Rule 13d-101)


Information to Be Included in the Statements Filed Pursuant to Rule 13d-1(a) and
              Amendments Thereto Filed Pursuant to Rule 13d-2(a)


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                   Under the Securities Exchange Act of 1934



                        FIRST CAPITAL BANCSHARES, INC.
________________________________________________________________________________
                               (Name of Issuer)


                         Common Stock, $0.01 Par Value
________________________________________________________________________________
                         (Title of Class of Securities)


                                   31941G101
________________________________________________________________________________
                                (CUSIP Number)


                              J. Aubrey Crossland
                        207 Highway 15/401 Bypass East
                      Bennettsville, South Carolina 29512
                                (843) 454-9337

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 31, 2001
________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box [_].

                       (Continued on following 8 pages)


                                      13D
Cusip NO. 31941G101


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY)

      Bernard Odell Jeffers
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
      This is a joint filing pursuant to Rule 13d-1(k)(1).
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF and PF (See Item 3)
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0- shares of Common Stock, $0.01 par value per
                          share (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          61,980 shares of Common Stock $0.01 par value per
     OWNED BY             share (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0- shares of Common Stock, $0.01 par value per
                          share (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          61,980 shares of Common Stock, $0.01 par value per
                          share (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      61,980 shares of Common Stock, $0.01 par value per share (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.99% of the issued and outstanding shares of common stock, $0.01 par value per share (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Evelyn Faye Jeffers
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                             (a) [_]
                                                               (b) [X]
      This is a joint filing pursuant to Rule 13d-1(k)(1).
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0- shares of Common Stock, $0.01 par value per
                          share
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          35,000 shares of Common Stock, $0.01 par value per
     OWNED BY             share
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0- shares of Common Stock, $0.01 par value per
                          share
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          35,000 shares of Common Stock, $0.01 par value per
                          share
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

     35,000 shares of Common Stock, $0.01 par value per share
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.2% of the issued and outstanding shares of common stock $0.01 par value per share
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY)

      Rosedale Cycle World, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                          (a) [_]
                                                            (b) [X]
      This is a joint filing pursuant to Rule 13d-1(k)(1).
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Maryland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            26,980 shares of Common Stock, $0.01 par value per
                          share
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0- shares of Common Stock, $0.01 par value per
     OWNED BY             share
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             26,980 shares of Common Stock, $0.01 par value per
                          share
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0- shares of Common Stock, $0.01 par value per
                          share (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      26,980 shares of Common Stock, $0.01 par value per share (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.79% of the issued and outstanding shares of common stock, $0.01 par value per share (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER

          This Statement relates to the common stock, $0.01 par value, of First Capital Bancshares, Inc. a South Carolina corporation (the "Company"). The principal executive offices of the Company are located at 207 Highway 15/401 Bypass East, Bennettsville, South Carolina 29512.

ITEM 2.   IDENTITY AND BACKGROUND

          This Schedule 13D is being filed jointly by the following reporting persons:

          (1)  Bernard Odell Jeffers
               Residence or Business Address:                    7914 Low Tide Court, Pasedena, MD 21122
               Principal Occupation or Employment:               Sales
               Name of Employer:                                 Rosedale Cycle World, Inc.
               Principal Business of Employer:                   Sales of motorcycles, boats and jet skis
               Principal Address of Employer:                    5808 Ritchie Hwy., Baltimore MD 21225
               Citizenship: United States of America

          (2)  Evelyn Faye Jeffers
               Residence or Business Address:                    7914 Low Tide Court, Pasedena MD 21122
               Principal Occupation or Employment:               Not currently employed
               Name of Employer:                                 N/A
               Principal Business of Employer:                   N/A
               Principal Address of Employer:                    N/A
               Citizenship: United States of America

          (3)  Rosedale Cycle World, Inc.
               State of Incorporation:                           Maryland
               Principal Business:                               Sales of motorcycles, boats and jet skis
               Principal Office Address:                         5808 Ritchie Hwy., Baltimore, MD 21225

     None of the above-listed reporting persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. and Mrs. Jeffers used their personal funds to purchase the 35,000 shares described in Item 5 for the amounts set forth in Item 5, and Rosedale Cycle World, Inc. ("Rosedale") used working capital to purchase the 26,980 shares described in Item 5 for the amounts set forth in Item 5.

ITEM 4.   PURPOSE OF TRANSACTION

                              Page 5 of 9 pages

     Mr. and Mrs. Jeffers and Rosedale acquired all of the shares in the Company discussed in Item 5 below for investment purposes and, as of the dates of such purchases, not with any purpose, or with the effect of, changing or influencing the control of the Company, or in connection with or as a participant in any transaction having that purpose or effect. Mr. and Mrs. Jeffers and Rosedale may acquire additional shares in the Company from time to time in open market transactions.


ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER

     Bernard Odell Jeffers's aggregate beneficial ownership interest and percentage of the class of securities identified pursuant to Item 1 equals 61,980 shares and 10.99%, respectively, of the common stock, $0.01 par value per share. This amount of shares is the sum of: (a) 35,000 shares held of record by Bernard Odell Jeffers and Evelyn Faye Jeffers; and (b) 26,980 shares held of record by Rosedale. The 35,000 shares held of record by Bernard Odell Jeffers and Evelyn Faye Jeffers were acquired in two separate transactions. On July 25, 2001, Mr. and Mrs. Jeffers placed an order to purchase 18,000 shares of the Company stock at $6.50 per share, or a total of $117,000. July 30, 2001 was the settlement date for such order, meaning that all funds were due for the 18,000 shares and that Mr. and Mrs. Jeffers could no longer cancel the order. On July 26, 2001, Mr. and Mrs. Jeffers placed an order to purchase 17,000 shares of the Company stock at $6.50 per share, or a total of $110,500. July 31 was the settlement date for such order.

     Mr. Jeffers is the sole shareholder, an officer, and the sole director of Rosedale. The 26, 980 shares held of record by Rosedale were acquired in two separate transactions. Rosedale placed an order to purchase 2,500 shares of the Company on August 30, 2001. The settlement date for such order was August 31, 2001. On September 6, 2001, Rosedale issued a trade order to purchase an additional 24,480 shares of the Company stock. All of the funds necessary to consummate this trade have not yet been paid to the broker, but are due by September 20, 2001. Rosedale could no longer cancel the order for these 24,480 shares as of September 11, 2001. Mr. Jeffers has the sole power to dispose or to direct the disposition of zero shares of common stock, shared power to vote or to direct the vote of 61,980 shares of common stock, sole power to dispose or to direct the disposition of zero shares of common stock, and shared power to dispose or to direct the disposition of 61,980 shares common stock.

     Evelyn Faye Jeffers's aggregate beneficial ownership interest and percentage of the class of securities identified pursuant to Item 1 equals 35,000 shares and 6.2%, respectively, of the common stock, $0.01 par value per share. These 35,000 shares are held of record by Bernard Odell Jeffers and Evelyn Faye Jeffers and were acquired in two separate transactions, as described in the preceding paragraph. Mrs. Jeffers has the sole power to dispose or to direct the disposition of zero shares of common stock, shared power to vote or to direct the vote of 35,000 shares of common stock, sole power to dispose or to direct the disposition of zero shares of common stock, and shared power to dispose or to direct the disposition of 35,000 shares of common stock.

     Rosedale's aggregate beneficial ownership interest and percentage of the class of securities identified pursuant to Item 1 equals 26,980 shares and 4.79%, respectively, of the common stock, $0.01 par value per share. All of these 26,980 shares are held of record by Rosedale and were acquired in two separate transactions, as described in the first paragraph of this Item 5. Rosedale has the sole power to dispose or to direct the disposition of 26,980 shares of common stock, shared power to vote or to direct the vote of zero shares of common stock, sole power to dispose or to direct the disposition of 26,980 shares of common stock, and shared power to dispose or to direct the disposition of zero shares of common stock.

                              Page 6 of 9 pages

          Except as described herein, none of the above-listed persons have effected any transactions in the Company's securities beneficially owned by them during the past 60 days. No persons other than those listed above are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the above-described securities.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          (1)  Joint Acquisition Statement as required by Rule 13d-1(k)(1)(iii).

                              Page 7 of 9 pages

                                  SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

     Dated: September 14, 2001

                                              /s/ Bernard Odell Jeffers
                                              ----------------------------------
                                              Bernard Odell Jeffers



                                              /s/ Evelyn Faye Jeffers
                                              ----------------------------------
                                              Evelyn Faye Jeffers




                                              ROSEDALE CYCLE WORLD, INC.




                                              By: /s/ Bernard Odell Jeffers
                                                  ------------------------------
                                                  Bernard Odell Jeffers
                                                  President

                              Page 8 of 9 pages

                                   EXHIBIT 1

                          Joint Acquisition Statement

         The undersigned hereby agree in writing pursuant to the provisions of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, that the Schedule 13D to which this Agreement is attached is filed on behalf of each of the undersigned.

         Dated: September 14, 2001

                                                 /s/ Bernard Odell Jeffers
                                                 -------------------------------
                                                 Bernard Odell Jeffers



                                                 /s/ Evelyn Faye Jeffers
                                                 -------------------------------
                                                 Evelyn Faye Jeffers



                                                 ROSEDALE CYCLE WORLD, INC.




                                                 By: /s/ Bernard Odell Jeffers
                                                     ---------------------------
                                                 Bernard Odell Jeffers
                                                 President


                              Page 9 of 9 pages